Medina International Holdings, Inc.
                            No. 2051 Placentia Ave.
                              Costa Mesa, CA 92627


                                November 9, 2009

Securities and Exchange Commission
Attn:    Effie Simpson
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holding
         Form 10-KSB for the Fiscal Year Ended April 30, 2008 Filed August 22, 2008 File No. 0-27211

Dear Ms. Simpson:

         We have received your correspondence dated November 4, 2009, regarding our Annual Report on Form 10-KSB for the Fiscal Year Ended April 30, 2008 for Medina International Holdings, Inc. (the Company), filed with the Securities and Exchange Commission on August 22, 2008.

         On January 14, 2009, we filed an amended Current Report on Form 8-K, in which we announced the engagement of Ronald R. Chadwick, P.C. as the Company's new independent registered public accountant. As result of our previous auditors de-registration from the Public Accounting Oversight Board (PCAOB), we re-audited our financial statements for the year ended April 30, 2008 and a subsequent restatement of the Company's audited financial statements was filed on October 22, 2009.

         The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Annual Report on Form 10-KSB
Report of Independent Register Public Accounting Firm

1. We note your response to previous comment #2. Our prior comment incorrectly made reference to Form 10-Q for the period ended July 31, 2008, but the comment was intended for the audit report included in your Form 10-KSB. Please revise to include a properly dated report of the independent registered public accounting firm which indicates that exact date that the report was issued.

         Due to the de-registration of our former auditors with the Public Accounting Oversight Board (PCAOB), and in light of your comments, we have had to perform and re-audit of our year ended April 30, 2008. The restated financial statements with report of the independent registered public accounting firm August 19, 2009 is included in the 10K document filed on October 22, 2009.

Quarterly Report on Form 10-Q

NOTE 3 - Investment

2. We note your response to our prior comment number 3. Please expand your future disclosures to include that information provided in your response in the notes to your financial statements.

         We will expand our disclosures in our future disclosure regarding Investments. However, Our we have written off the impaired investment when we restated the audited financial statements for the period ended April 30, 2008.

Note 5 Fixed Assets
3. We note your response to our prior comment number 5 but do not believe that your response adequately addressed the concerns raised in our prior comment. As requested in our prior comment please tell us and significantly expand your disclosures in MD&A to explain the methods an significant assumptions used in preparing your impairment analysis for the most recent annual period presented pursuant to the guidance in SFAS No. 144. We may have further comment upon review of your response.

         As a result of the re-audit of the financial statements for the year ended April 30, 2008, we have reviewed our assets pursuant to the guidance of SFAS No. 144. In our amended annual report on Form 10-K, we will be expanding our MD&A and our notes to financial statements to provide greater information as to your assumptions and methods used to determine the value of our assets.

         For the year ended April 30, 2008, we have provided for the inclusion of Fire Equipment amounting to $500 and accumulated depreciation in the amount of $58,519

         Property and Equipment                                           For the years ended April 30,
                                                                              2009              2008
                                                                              ----              ----
         Machinery and equipment; including molds & tools                1,053,558           $355,242
         Computers                                                          14,420             14,420
         Furniture and fixtures                                              3,120              3,120
         Office equipments                                                   3,200              3,200
         Fire Extinguisher                                                     500                500
                                                                       --------------------   ----------
         Total property and equipment                                    1,074,798            376,482
         Less: Accumulated Depreciation                                   (200,703)           (58,519)
                                                                       --------------------   ----------
         Fixed Assets, net                                                $874,095           $317,963
                                                                       --------------------   ----------

          The Company has Molds for manufacturing 15' Rescue and Fire Rescue and also 21' Catamaran Rescue and Fire Rescue boats which is used for manufacturing boats to Fire Departments, coast guards at lake etc. We had sold 2 Fire rescue boats. We have one demo boat in Dubai which will be sold after demoing it to customers. Further with the acquisition of Harbor Guard Boats, Inc., we have more models to cater to the customers like Cost Guard, Fire Departments etc. Molds have long life. We have been providing for depreciation year after year.

Note 9. Stockholders' Equity

4. We note your response to previous comment number 6, but are unclear as to where you have made the respective revisions in your financial statements. Please revise the notes to the Company's financial statements to disclosure the significant terms of all transactions in which the Company issued shares of its common stock for goods or services during the various periods presented in the Company's consolidated statement of changes in stockholders' equity. Also, please explain how the Company valued the shares issued in all transaction in which shares of the Company's common stock were issued for goods or services, and revise the notes to the financial statements accordingly.

This is an extract from 10K for the period ended 4-30-2008 filed on 8-22-2008.

During the year ended April 30, 2008, the Company issued 124,000 shares of its restricted common stock to unrelated parties at a value of $0.10 and $0.25 for cash valued at $16,000.

During the year ended April 30, 2007, the Company issued a total of 75,000 shares of its restricted common stock to its three independent directors as compensation for their services as directors. The shares were issued at market value at issue date of $0.20, $0.25, and $0.07 for a total value of $13,500.

During the year ended April 30, 2008, the Company issued a total of 1,350 shares of its restricted common stock as payment of rent on a mail box, agreed valued at $0.50 per share totaling $675.

During the year ended April 30, 2008, the Company issued a total of 50,000 shares of its restricted common stock as payment of rent of space at 255 S. Leland Norton Way, San Bernardino, CA 92408, in exchange for $24,000 of rental payments agreed value of $0.48.

During the year ended April 30, 2008, the Company issued a total of 12,200 shares of its restricted common stock as payment of royalty fees. The shares were issued at market value at issue date of $0.20, $0.25, and $0.07 for a total value of $1,629.

During the year ended April 30, 2008, the Company issued 1,600,000 shares of its restricted common stock for consulting service to 4 unrelated third parties, recorded at market value of $0.25 per share with total value of $400,000.

During the year ended April 30, 2008, the Company issued 8,000 shares of its restricted common stock for consulting service to one unrelated third party, recorded at market value of $0.20 per share with total value of $1,600.

During the year ended April 30, 2008, the Company issued 150,000 shares restricted common stock to one vendor for providing services to the Company, recorded at a market value of $0.20 per share with a total value of $30,000.

During the year ended April 30, 2008, the Company issued 165,000 shares of its restricted common stock for consulting service to two unrelated third parties, recorded at market value of $0.07 per share with total value of $11,550.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Daniel Medina, Jr., son of Daniel F. Medina, president and director of the Company, recorded at market value of $0.20 per share with total value of $10,000.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Srikrishna Mankal, son of Madhava Rao Mankal, Chief Financial Officer and Director of the Company, recorded at market value of $0.20 per share with total value of $10,000.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Michelle Medina, daughter of Daniel F. Medina, President and Director of the Company, recorded at market value of $0.07 per share with total value of $3,500.

During the year ended April 30, 2008, the Company issued 1,500,000 shares of its restricted common stock for consulting service to Daniel Medina, Jr., son of Daniel F. Medina, president and director of the company, recorded at market value of $0.07 per share with total value of $105,000.

During the year ended April 30, 2008, the Company issued 750,000 shares of its restricted common stock for consulting service to Srikrishna Mankal, son of Madhava Rao Mankal, Chief Financial Officer and director of the company, recorded at market value of $0.07 per share with total value of $52,500.

During the year ended April 30, 2008, the Company issued 750,000 shares of its restricted common stock for consulting service to Pavan Kumar Mankal, son of Madhava Rao Mankal, Chief Financial Officer and director of the company, recorded at market value of $0.07 per share with total value of $52,500.

Note 11. Subsequent Events
Fixed Asset Purchase Agreement

5. We note your responses to prior comment numbers 7 through 9 in which you indicate that you agree the various transactions entered into with MGS Grand Sports, Inc. and the Mardikian Design Associates represent the acquisition of a business. However, we do not believe that your responses to our comments addressed all of the concerns or matters raised in our prior comments. As previously requested, please tell us and expand the disclosures in the notes to your financial statements to disclose the amount of the purchase price for the acquisition and to explain how it was calculated or determined. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 51, 52, and 54 of SFAS No. 141.

              Acquisition

          On June 18, 2008 the Company acquired 100% of the outstanding membership interests of Modena Sport Design, LLC ("Modena") in a transaction accounted for as a purchase. Modena's business is similar to that of the Company's, namely boat manufacturing and sales. The Modena membership interests were acquired in exchange for 11,000,000 of the Company's common shares valued at market price of $.06 per share or $660,000 total, and payable commitments to Modena of $276,845. The purchase value of Modena was recorded at the net equity of Modena on the date of purchase of $114,836, with allocations based on fair value, of $100,726 to cash, $338,100 accounts receivable, $276,845 other receivables, $262,686 inventory, $694,730 fixed assets, $50,848 to accounts payable, $138,444 to other accrued payables, $368,959 customer deposits, and $1,000,000 to related party payables. Results of operations from the acquisition have been consolidated from June 18, 2008 forward.

          Pro forma revenues, net income (loss) and earnings per share of the Company, assuming that Modena was acquired at the beginning of fiscal year 2007 and 2008, are shown below.

                                                                        2007                           2008
                                                                    --------------                  --------------
          Pro forma revenue                                         $ 693,055                       $   767,910
                                                                    =========                         ==========
          Pro forma net income (loss)                               $(684,711)                      $ (1,231,512)
                                                                    =========                         ==========
          Pro forma net income (loss) per share                     $    (.02)                      $       (.03)
                                                                    =========                         ==========
          Pro forma weighted average common
          shares outstanding                                       40,589,285                         43,241,762
                                                                    =========                         ==========

RESTATEMENT

The Company in 2009 restated its 2008 financial statements, as management determined that certain inventory and investments assets should have been written off. The effect of these changes on certain material financial statement categories are as follows:

                                       Prior to                   Adjustment               After
Year 2008                              Adjustment                 Amount                   Adjustment
                                       -------------              ------                   ----------
Inventory                             $ 24,000                   $ (24,000)                     $0
Investments                           $ 25,500                   $ (25,500)                     $0
Accumulated deficit               $ (2,880,343)                  $ (49,507)            $(2,929,850)
Net income (loss)                 $ (1,093,230)                  $ (49,507)            $(1,142,737)
Impairment loss - cash flow       $     19,500                   $  49,000             $    68,500


6. In addition, if this acquisition is material to the Company's financial statements, please file a report on Form 8-K which includes audited financial statements and pro forma financial information giving effect to the acquisition transaction as required by Rules 8-04 and 8-05 of Regulation S-X. Also, see Item 2.01 of Form 8-K.

We have filed 8K on Audited Financial Statements on October 14, 2009 for the acquired Modena Sports Designs, LLC. The name of Modena Sport Designs, LLC name was changed to Harbor Guard Boats, Inc. on January 7, 2009.

If you have any questions, please let me know. Thank you for your attention to this matter.

                                   Sincerely,

                                   /s/Daniel Medina
                                   --------------------
                                   Daniel Medina/President